UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934
                      (Amendment No. ___)*

                           OEA, INC.
                        (Name of Issuer)



                 Common Stock ($0.10 Par Value)
                 (Title of Class of Securities)



                           670826106
                         (CUSIP Number)



                        Francis P. King
                1660 Lincoln Street, Suite 2900
                    Denver, Colorado  80264
                         (303) 861-4154
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)




                         June 18, 1998
    (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box: [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
     (1)  NAMES OF REPORTING PERSONS
     James D. Kafadar
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     ###-##-####
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     (2)  CHECK APPROPRIATE BOX IF A MEMBER OF A GROUP
(SEE INSTRUCTIONS):
               (a)  [   ]
               (b)  [ x ]
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     (3)  SEC USE ONLY
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     (4)  SOURCE OF FUNDS (SEE INSTRUCTIONS):
     00
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     (5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
     [   ]
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     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.
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      (7)  SOLE VOTING POWER

                                   448,018
                              -----------------------------------------

      (8)  SHARED VOTING POWER
                                   1,970,713
                              -----------------------------------------
      (9)  SOLE DISPOSITIVE POWER

                                   448,018
                              -----------------------------------------

      (10) SHARED DISPOSITIVE POWER

                                    1,970,713
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     (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

     2,418,731
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     (12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
     (SEE INSTRUCTIONS)

     [     ]
-----------------------------------------------------------------------------
     (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.8%
-----------------------------------------------------------------------------
     (14) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
-----------------------------------------------------------------------------
     Item 1.        Security and Issuer.

          Common stock $0.10 par value;

          OEA, INC.
          34501 East Quincy Avenue
          P.O. Box 100488
          Denver, CO  80250

     Item 2.        Identity and Background.

          (a)  James D. Kafadar;

          (b)  350 Bleecker St., #6E
               New York, NY 10014;

          (c)  Self-employed at above address;

          (d) In the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors);

          (e) During the last five years, the Reporting Person was not party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws;

          (f)  U.S.A.


    Item 3.        Source and Amount of Funds or Other Consideration.

          On January 18, 1998, the Reporting Person became subject to reporting by reason of the appointment upon the death of his father, Ahmed D. Kafadar, as co-trustee with four other persons of the Ahmed D. Kafadar Trust which held 1,167,597 shares of OEA, Inc. on the date of death. On June 2, 1998, the Reporting Person was appointed co-trustee, with four other persons, of the Maryanna B. Kafadar Family Trust which owns 568,838 shares. On June 2, 1998, the Reporting Person, together with four other persons, was appointed co-trustee of the Ahmed D. Kafadar Marital Trust, which held 793,478 shares. On June 11, 1998, the Estate of Ahmed D. Kafadar transferred 23,418 shares of common stock to the Ahmed D. Kafadar Trust. On June 11, 1998, 793,478 shares were transferred by the Ahmed D. Kafadar Marital Trust to the Ahmed D. Kafadar Trust, which on June 18, 1998, transferred to Claudia F. Kafadar 582,618 shares, retaining 210,860 shares. The Ahmed D. Kafadar Marital Trust holds no additional shares. No funds were involved.

          The Reporting Person disclaims beneficial ownership of the shares held by the Ahmed D. Kafadar Trust and the Maryanna B. Kafadar Family Trust pursuant to Rule 13d-4, except that the Reporting Person is also a beneficiary of approximately 20 to 25% of the Ahmed
          D. Kafadar Trust's assets and approximately 25% of the Maryanna B. Kafadar Family Trust's assets.

          The securities owned beneficially for which the Reporting Person has sole voting and dispositive power were received as a result of the Reporting Person's father's death on January 17, 1998. The securities owned beneficially, as to which the Reporting Person has shared voting and dispositive power, are presently held in two trusts, of which the Reporting Person is one of five trustees. Unanimous agreement is required of all five co-trustees to vote or dispose of the securities, unless the trustees agree otherwise.


    Item 4.        Purpose of Transaction.

               (a) The securities as to which the Reporting Person has sole voting and dispositive power are held for investment. No plan known to the Reporting Person exists relating to the securities held in trusts of which the Reporting Person is one of five co-trustees, although it is possible an undetermined amount of such securities may be sold to pay the estate tax obligations of his father's estate by the trusts or distributed to the beneficiaries and then sold by the beneficiaries who receive such securities.

               (b)  None;

               (c)  None;

               (d)  None;

               (e)  None;

               (f)  None;

               (g)  None;

               (h)  None;

               (i)  None;

               (j)  None.


    Item 5.        Interest in Securities of the Issuer.

               (a) The Reporting Person named in Item 2 beneficially owns 2,418,731 shares, representing 11.8% of the common stock $0.10 par value. The Reporting Person is not a member of a group.

               (b)  See Cover Page, nos. 7, 8, 9 and 10;

               (c)  None;

               (d) The other co-trustees of the trust referred to in Item 3 are:
                    Charles B. Kafadar, Shirene Kafadar, Karen Kafadar and Claudia F. Kafadar;

               (e)  None.




          Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                    None.



          Item 7.   Material to be Filed as Exhibits.

          None.




                           SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        August 28, 1998
                                        Date
                                        /s/
                                        JAMES D. KAFADAR